

February 22, 2023

Brandon C. Lorey
President and Chief Executive Officer
Eagle Financial Services, Inc.
2 East Main Street
P.O. Box 391
Berryville, Virginia 22611

> **Re: Eagle Financial Services, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 15, 2023**
>   **File No. 333-269804**

Dear Brandon C. Lorey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Gregory M. Sobczak, Esq.